Exhibit 99.91

December 12, 2025

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form 40-F (the “Form 40-F”) of our auditor’s report dated October 30, 2023 relating to the consolidated financial statements of F3 Uranium Corp. consisting of the consolidated statement of financial position as at June 30, 2023 and the related consolidated statement of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the year then ended, which appears as Exhibit 99.22 to the Form 40-F.

Yours very truly,

/s/ Charlton & Company

CHARLTON & COMPANY

Chartered Professional Accountants

Vancouver, BC

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